October 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Context Therapeutics Inc.

Registration Statement on Form S-1,

CIK No. 0001842952

Acceleration Request

Requested Date: October 19, 2021

Requested Time: 5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Context Therapeutics Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on October 19, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY LLC

By: /s/ Kevin Mangan
Name: Kevin Mangan
Title: Managing Director, Head of Equity Syndicate

17 State Street, 22nd Floor
ThinkEquity	New York, NY 10004
Member of NYSE, FINRA & SIPC	Tel: 646-968-9355